EXHIBIT 14.1

CODE OF ETHICS

CONFIDENTIAL INFORMATION - All Company records are confidential and may not be copied or disclosed without authorization from the Controller.  Employees must never discuss customer affairs, accounts, files or printed material.  Confidential information includes all personnel and payroll records, information about customers, cost or markup of products and anything else about Company operations.

Confidential information obtained as a result of comments made at the Company should not be used for private interests.  Abuse or misuse of confidential information will result in severe discipline and possible termination.

PURCHASES FROM COMPANY VENDORS – Employees are not allowed to order personal items from vendors.

OUTSIDE EMPLOYMENT - The Company does not wish to control the personal affairs of employees, nor will it attempt to regulate the use of their time outside their employment.  However, the Company does not look with favor upon a full-time employee working elsewhere if such outside employment in any way affects the individual's work, his or her fellow employees, or the Company.  The individual’s direct supervisor should be consulted about outside employment.

GIFTS, FEES AND PURCHASES - Employees are not to solicit from any customer, vendor, individual or organization seeking to do business with the Company.  Under no circumstances are employees to accept gifts or fees with a total value of more than $25.00 from any person or organization.  All gifts with a value of over $25.00 should be returned promptly to the donor with an explanation.  A personal benefit is any type of gift, gratuity, loan, fee or compensation or anything of monetary value.  Any deviation from the above must be specifically approved by the Controller in the form of written approval in a memorandum or appropriate disciplinary action may result, up to and including immediate dismissal.

BUSINESS CONDUCT - In the conduct of the Company business, no bribes, kickbacks or similar pay of any kind is to be given or offered to any individual or organization.  The activities of the Company must always be in full compliance with all applicable laws and regulations.  The Company expects its staff to comply fully with the letter, spirit and intent of all laws and regulations.